Exhibit 99.1

Legend Biotech Announces Leadership Transition

Ye (Sally) Wang Appointed Chairwoman of the Board

Ying Huang Named CEO

SOMERSET, N.J., November 9, 2020—Legend Biotech Corporation (NASDAQ: LEGN) (“Legend Biotech”), a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications, today announced that Ms. Ye (Sally) Wang was appointed, effective November 6, 2020, as Chairwoman of the Board of Directors of Legend Biotech.

The Board of Directors also named Dr. Ying Huang as Chief Executive Officer of Legend Biotech, effective November 6, 2020. Dr. Huang had been serving as interim CEO since September 21, 2020. Dr. Huang will continue to hold his position of Chief Financial Officer until such time as a successor CFO is identified.

Both appointments were made with the unanimous approval of the Board of Directors, including by means of a written proxy of Dr. Fangliang Zhang. In a written statement, Dr. Zhang, who remains a member of the Board of Directors, expressed his support for Dr. Huang’s assumption of the Chief Executive Officer role on a non-interim basis, and noted that the transition further enhances the operational execution of Legend Biotech.

“The entire Board is very pleased to have Ms. Wang as Legend Biotech’s Chairwoman,” said Mr. Philip Yau, Chair of the Audit Committee. “Sally’s extensive experience and expertise in strategic planning and operational management will be instrumental as she leads our Board and supports Legend Biotech’s management team in continuing to develop therapies for patients in need.”

“Since taking on the role of interim CEO in September, Dr. Huang has seamlessly led Legend Biotech during a challenging time, “ said Ms. Wang. “Dr. Huang’s strong business acumen and biotechnology expertise make him uniquely suited to advance Legend Biotech’s mission, and the Board of Directors has great confidence that he will continue to advance the important work that Legend Biotech is undertaking.”

Ms. Wang has served as a member of Legend Biotech’s Board of Directors since May 2015. Ms. Wang has been the Chief Operating Officer of GenScript Biotech Corporation (“GenScript”), Legend Biotech’s parent majority shareholder, since 2014, has served on GenScript’s board of directors since 2009 and has served as GenScript’s President since December 2017, responsible for GenScript’s strategies and overall operational management. She co-founded the GenScript group in 2002 and has served in various managerial positions in GenScript Corporation. Ms. Wang holds an M.S. degree from Wuhan University, a Master’s degree in Computer Sciences from the University of Bridgeport and an Executive M.B.A. degree from the China Europe International Business School.

Since joining Legend Biotech in July 2019, Dr. Huang played a central role during the company’s crossover round financing and IPO, which was among the largest biotech IPOs of 2020. In addition to his responsibility for Legend Biotech’s financial function, he is a core member of the Legend team that manages the company’s collaborative efforts. Dr. Huang brings more than nine years of experience in research and development at major pharma and 12 years of experience as a biotechnology analyst on Wall Street, where he was recognized by the Institutional Investor survey as a top-ranked biotechnology analyst. Prior to joining Legend Biotech, Dr. Huang was Managing Director and Head of Biotech Equity Research at Bank of America Merrill Lynch and, prior to that, held posts at Wachovia, Credit Suisse, Gleacher and Barclays. Prior to his Wall Street career, Dr. Huang was a Principal Scientist at Schering-Plough (now Merck & Co.) in the Department of Chemical Research, where he focused on small molecule drug discovery in the therapeutic areas of cardiovascular and the central nervous system. He is a co-author of several patents and peer reviewed publications. Dr. Huang received his Ph.D. in Bio-Organic Chemistry from Columbia University. Dr. Huang also studied at Columbia Business School and in the Special Class for the Gifted Young at University of Science and Technology of China.

In addition to the leadership announcements regarding the chairwoman and CEO, Legend Biotech also announced updates to its comprehensive development pipeline.

Our pipeline is also available at our website, at https://www.legendbiotech.com/pipeline.

About Legend Biotech

Legend Biotech is a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 800 employees across the United States, China and Europe, along with our differentiated technology, global development, and manufacturing strategies and expertise, provide us with the strong potential to discover, develop, and manufacture cutting edge cell therapies for patients in need.

We are engaged in a strategic collaboration with Janssen Biotech, Inc. to develop and commercialize our lead product candidate, ciltacabtagene autoleucel, an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. This candidate is currently being studied in registrational clinical trials.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the development and advancement of Legend Biotech’s program pipeline and the potential contribution of Ms. Wang as Chairwoman and Dr. Huang as Chief Executive Officer. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the factors discussed in the “Risk Factors” section of the prospectus filed with the Securities and Exchange Commission on June 8, 2020. Any forward-looking statements contained in this press release speak only as of the date hereof, and Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

We use our website our corporate Twitter account (@LegendBiotech) and our corporate LinkedIn account (https://www.linkedin.com/company/legendbiotechco.) as routine channels of distribution of company information, including press releases, analyst presentations, and supplemental financial information, as a means of disclosing material non-public information and for complying with our disclosure obligations. Accordingly, investors should monitor our website and our corporate Twitter and LinkedIn accounts in addition to following press releases, filings with the SEC and public conference calls and webcasts. Additionally, we provide notifications of announcements as part of our website.

For Investor Relations inquiries, please contact:

Jessie Yeung, Head of Corporate Finance and Investor Relations, Legend Biotech USA Inc. jessie.yeung@legendbiotech.com or investor@legendbiotech.com or media@legendbiotech.com

Surabhi Verma, Manager of Investor Relations and Corporate Communications,

Legend Biotech USA Inc.

Surabhi.Verma@legendbiotech.com

For Medical Affairs inquiries, please contact:

Tonia Nesheiwat, Executive Director, Medical Affairs, Legend Biotech USA Inc. tonia.nesheiwat@legendbiotech.com or medicalinformation@legendbiotech.com